UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-22283

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

StellarOne Corporation

Full name of registrant

Former name if applicable

590 Peter Jefferson Parkway, Suite 250

Address of principal executive office (street and number)

Charlottesville, Virginia 22911

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the “Form 10-Q”) within the prescribed time period because the Registrant required additional time to finalize certain disclosures within the financial statements to be included in the Form 10-Q. The cause of the Registrant’s inability to timely file its Form 10-Q cannot be eliminated without unreasonable effort and expense. The Registrant anticipates filing to occur on Friday, November 12, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey W. Farrar	(434)	964-2217
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

StellarOne Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 10, 2010	By:	/s/ Jeffrey W. Farrar
		Name:	Jeffrey W. Farrar
		Title:	Executive Vice President and Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The Registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the quarterly period ended September 30, 2010 will reflect significant changes from its results of operations for the quarterly period ended September 30, 2009. On October 21, 2010, the Company released its quarterly results of operations for the quarter ended September 30, 2010, which reflected net income of $3.5 million as compared to a net loss of $9.4 million for the quarter ended September 30, 2009. Improved asset quality, represented by lower loan loss provisioning and reduced losses on foreclosed assets and securities impairments, were the primary factors leading to the earnings improvement. A copy of the press release was filed as an exhibit to the Registrant’s Current Report on Form 8-K dated October 21, 2010.